Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$223.1	$906.4	$877.0	$865.0	$159.3	$468.1
Interest expense	105.8	448.3	513.7	603.7	134.4	97.8
Interest component of rent	3.7	16.6	17.2	20.0	5.1	3.8
Capitalized Interest	(1.5)	(8.1)	(6.3)	(7.8)	(2.6)	(3.1)

Total earnings for ratio	331.1	1,363.2	1,401.6	1,480.9	296.2	566.6

Fixed Charges:
Interest expense	105.8	448.3	513.7	603.7	134.4	97.8
Interest component of rent	3.7	16.6	17.2	20.0	5.1	3.8

Total interest for ratio	$109.5	$464.9	$530.9	$623.7	$139.5	$101.6

Earnings to fixed charges	3.0	2.9	2.6	2.4	2.1	5.6